FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR 1Q19 Passenger Traffic Increased 2.4% YoY

in Mexico, 23.8% in Puerto Rico and 15.1% in Colombia

Mexico City, April 24, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-month period ended March 31, 2019.

1Q19 Highlights1

•	Passenger traffic in Mexico increased 2.4% YoY, reflecting increases of 4.4% and 1.0% in domestic and international traffic, respectively, mainly driven by Cancun Airport.

•	Traffic in Puerto Rico (Aerostar) rose 23.8% YoY, driven by increases of 23.2% in domestic traffic and 29.9% in international traffic.

•	Traffic in Colombia (Airplan) increased 15.1% YoY, reflecting growth of 16.5% in domestic traffic and 7.7% in international traffic.

•	Consolidated commercial revenues per passenger reached Ps.104.6.

•	Consolidated EBITDA rose 8.4% YoY, reaching Ps.2,662.9 million.

•	Cash position at year-end was Ps.5,853.6 million. Net Debt to LTM EBITDA stood at 0.9x.

1Q19 Earnings Call

Date & Time: Thursday, April 25, 2019 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-888-394-8218 (Toll-Free) and 1-323-701-0225 (International & Mexico). Access Code: 5578999.

Replay: Thursday, April 25 at 1:00 PM US ET, ending at 11:59 PM US ET on Thursday, May 2, 2019. Dial-in number: 1-844-512-2921 Dial-in number: 1-844-512-2921 (US & Canada) 1-412-317-6671 (International & Mexico); Access Code 5578999.

Table 1: Financial & Operational Highlights [1]
	First Quarter		% Var
	2018	2019
Financial Highlights
Total Revenue	3,916,573	4,101,350	4.7
Mexico	2,597,374	2,792,419	7.5
San Juan	642,548	852,259	32.6
Colombia	676,651	456,672	(32.5)
Commercial Revenues per PAX	99.9	104.6	4.8
Mexico	114.0	122.1	7.2
San Juan	117.5	118.1	0.5
Colombia	36.9	39.1	7.0
EBITDA	2,455,673	2,662,909	8.4
Net Income	1,467,083	1,519,151	3.5
Majority Net Income	1,454,626	1,468,449	1.0
Earnings per Share (in pesos)	4.8488	4.8948	1.0
Earnings per ADS (in US$)	2.5022	2.5260	1.0
Capex	599,245	270,302	(54.9)
Cash & Cash Equivalents	5,725,346	5,853,666	2.2
Net Debt	11,288,269	8,334,128	(26.2)
Net Debt/ LTM EBITDA	1.4	0.9	(37.1)
Operational Highlights
Passenger Traffic
Mexico	8,521,916	8,723,229	2.4
San Juan	1,858,298	2,300,508	23.8
Colombia	2,384,826	2,746,037	15.1

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), including application of IFRS 9 and 15 that came into force in 2018, and represent comparisons between the three-month period ended March 31, 2019, and the equivalent three-month period ended March 31, 2018. On May 26, 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis, while until then, results were accounted for by the equity method. Furthermore, starting October 19, 2017, ASUR began to consolidate results of Airplan in Colombia. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.19.3779 (source: Diario Oficial de la Federacion de Mexico) while Colombian peso figures are calculated at the exchange rate of COL$163.2934 = Ps. 1.00 Mexican pesos (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

ASUR 1Q19 Page 1 of 24

Passenger Traffic

ASUR’s total passenger traffic in 1Q19 rose 7.9% YoY to 13.8 million passengers, reflecting increases of 2.4% in Mexico, 23.8% in Puerto Rico, and 15.1% in Colombia.

Passenger traffic growth of 2.4% in Mexico reflects increases of 4.4% and 1.0% in domestic and international traffic, respectively. Cancun was the main driver behind traffic growth, with increases of 3.8% and 0.9% in domestic and international traffic, respectively. The majority of ASUR’s other Mexican airports also contributed to higher traffic. Note that during 2019, the impact of Holy Week on passenger traffic in Mexico will begin on April 12, while in 2018 it began on March 23.

Traffic in Puerto Rico increased 23.8% YoY, recovering following the impact of Hurricane Maria, which hit the island in September 2017. Domestic traffic increased 23.2% YoY while international traffic rose 29.9%.

Colombia reported a 15.1% YoY increase in total traffic driven by growth of 16.5% and 7.7% in domestic and international traffic, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 19 of this report.

Table 2: Passenger Traffic Summary
	First Quarter		% Chg.
	2018	2019
Total Mexico	8,521,916	8,723,229	2.4
- Cancun	6,545,201	6,659,404	1.7
- 8 Other Airports	1,976,715	2,063,825	4.4
Domestic Traffic	3,458,958	3,610,761	4.4
- Cancun	1,829,258	1,899,183	3.8
- 8 Other Airports	1,629,700	1,711,578	5.0
International traffic	5,062,958	5,112,468	1.0
- Cancun	4,715,943	4,760,221	0.9
- 8 Other Airports	347,015	352,247	1.5
Total San Juan, Puerto Rico[1]	1,858,298	2,300,508	23.8
Domestic Traffic	1,682,957	2,072,825	23.2
International traffic	175,341	227,683	29.9
Total Colombia[2]	2,384,826	2,746,037	15.1
Domestic Traffic	2,012,117	2,344,772	16.5
International traffic	372,709	401,265	7.7
Total traffic	12,765,040	13,769,774	7.9
Domestic Traffic	7,154,032	8,028,358	12.2
International traffic	5,611,008	5,741,416	2.3

Review of Consolidated Results

In May 2017, ASUR increased its share ownership in Aerostar, operator of LMM Airport in Puerto Rico, to 60% from its prior 50% ownership. Accordingly, until May 31, 2017, ASUR’s ownership in Aerostar was accounted for by the equity method, while starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis. In addition, on October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia, and starting on that date, ASUR began to fully consolidate Airplan’s operations on a line by line basis. On May 25, 2018, ASUR acquired an addiitional 7.58% ownership stake in Airplan, bringing its total share ownership in Airplan to 100.0%.

ASUR 1Q19 Page 2 of 24

Table 3: Summary of Consolidated Results
	First Quarter		% Chg.
	2018	2019
Total Revenues	3,916,573	4,101,350	4.7
Aeronautical Services	2,204,696	2,376,142	7.8
Non-Aeronautical Services	1,399,478	1,566,507	11.9
Total Revenues Excluding Construction Revenues	3,604,174	3,942,649	9.4
Construction Revenues [1]	312,399	158,701	(49.2)
Total Operating Costs & Expenses	1,719,172	1,925,977	12.0
Other Income	-	41,444	n/a
Operating Profit	2,197,401	2,216,817	0.9
Operating Margin	56.1%	54.1%	(205 bps)
Adjusted Operating Margin [2]	61.0%	56.2%	(474 bps)
EBITDA	2,455,673	2,662,909	8.4
EBITDA Margin	62.7%	64.9%	223 bps
Adjusted EBITDA Margin [3]	68.1%	67.5%	(59 bps)
Net Income	1,467,083	1,519,151	3.5
Majority Net Income	1,454,626	1,468,449	1.0
Earnings per Share	4.8488	4.8948	1.0
Earnings per ADS in US$	2.5022	2.5260	1.0

Total Commercial Revenues per Passenger [4]	99.9	104.6	4.8
Commercial Revenues	1,283,552	1,451,238	13.1
Commercial Revenues from Direct Operations per Passenger [5]	18.2	21.8	19.5
Commercial Revenues Excl. Direct Operations per Passenger	81.7	82.9	1.5

1 Construction revenues for Airplan in 1Q18 include the actual construction revenues which is equal to the construction cost of Ps.75.9 million and an estimate to the downside of income derived from the valuation of the intangible to present value (construction income) of Ps.214.8 million, according to IFRIC 12. Construction revenues for Airplan 1Q19 are equal to the construction cost of Ps.22.1 million.

2 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is equal to operating profit divided by total revenues excluding construction services revenues.

3 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

4 Passenger figures include transit and general aviation passengers for Mexico, Puerto Rico, and Colombia.

5 Represents ASUR’s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 1Q19 rose 4.7% YoY, or Ps.184.8 million to Ps.4,101.3 million, mainly driven by increases of:

•	7.8% in revenues from aeronautical services to Ps.2,376.1 million. Mexico contributed with Ps.1,597.6 million, while Puerto Rico and Colombia contributed with Ps.455.5 million and Ps.323.1 million, respectively; and
•	11.9% in revenues from non-aeronautical services to Ps.1,566.6 million, principally reflecting the 13.1% increase in commercial revenues. Mexico contributed with Ps.1,180.7 million in revenues from non-aeronautical services, while Puerto Rico and Colombia contributed with Ps.274.4 million and Ps.111.5 million, respectively.

This was partially offset by a 49.2%, or Ps.153.7 million, decline in revenues from construction services. This was mainly due to a decrease in construction revenues in Mexico, Puerto Rico, and Colombia as a result of lower capital expenditures and other investments in concessioned assets during the period.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have increased 9.4% YoY to Ps.3,942.6 million. Mexico contributed with 70.5% of total revenues excluding revenues from construction services, while Puerto Rico and Colombia represented 18.5% and 11.0%, respectively.

Commercial Revenues in 1Q19 increased 13.1% YoY to Ps.1,451.2 million, mainly reflecting the 7.9% increase in total passenger traffic. Commercial revenues in Mexico rose 9.7% to Ps.1,069.7 million, mainly

ASUR 1Q19 Page 3 of 24

driven by the opening of new commercial spaces, including duty free, retail, food and beverages, and car rentals, among others. Likewise, Puerto Rico reported a YoY increase of 24.4% to Ps.271.6 million in commercial revenues, and Colombia an increase of 22.6% to Ps.110.0 million.

Commercial Revenues per Passenger increased to Ps.104.6 in 1Q19. Mexico contributed with commercial revenues per passenger of Ps.122.1 in 1Q19, Puerto Rico with Ps.118.0, and Colombia with Ps.39.1. Commercial revenues per passenger increased year-on-year by 7.1% in Mexico, 0.4% in Puerto Rico, and 6.0% in Colombia.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, for 1Q19 increased by 12.0% YoY, or Ps.206.8 million, to Ps.1,926.0 million. Excluding construction costs, operating costs and expenses increased by 9.0% or Ps.145.7 million year-on-year, reflecting the following increases:

•	2.9%, or Ps.14.4 million, in Puerto Rico mainly as a result of the 5.5%, or Ps.8.3 million in the amortization of the intangible asset resulting from the valuation of the investment in Aerostar under IFRS 3.

•	8.3%, or Ps.68.7 million, in Mexico principally as a result of increases in maintenance, energy, and security expenses. Higher technical assistance costs as well as professional fees in connection with diverse projects also contributed to the increase in costs.

•	21.1%, or Ps.62.6 million, in Colombia, composed of: i) a Ps.37.1 million expense in connection with the early termination of the agreement with the parking lot concessionaire in Rionegro Airport, ii) a Ps.8.6 million provision for doubtful collectible accounts, and iii) a Ps.6.5 million increase in the maintenance provision for the future replacement of fixed assets as of December 31, 2018 as per IFRIC12.

Cost of Services rose by 15.2%, or Ps.119.1 million. In Mexico, cost of services increased 12.6% YoY, or Ps.48.6 million, reflecting higher maintenance expenses, along with increased energy, security, and maintenance expenses. Cost of services in Colombia rose 76.2%, or Ps.69.2 million, reflecting a Ps.37.1 million expense in connection with the early termination of the agreement with the parking lot concessionaire in Rionegro Airport, an Ps.8.6 million provision for doubtful collectible accounts, and a Ps.6.5 million increase in the maintenance provision for future replacement of assets in line with IFRIC 12. Puerto Rico reported a 0.7%, or Ps.2.1 million increase in cost of services.

Construction Costs increased by 62.6% YoY, or Ps.61.1 million. This was mainly driven by increases of 1,136.7%, or Ps.112.5 million in Puerto Rico and 20.6%, or Ps.2.4 million in Mexico, partially offset by a decline of 70.9%, or Ps.53.8 million in Colombia.

G&A Expenses, which reflect administrative expenses in Mexico, increased 3.5% YoY mainly reflecting higher travel expenses, professional fees and salaries.

Consolidated Technical Assistance increased 5.8% YoY, mainly reflecting EBITDA growth in Mexico, excluding extraordinary items, a factor in the calculation of the fee.

Concession Fees increased 9.6% YoY, principally reflecting higher fees paid to the Mexican government, mainly due to an increase in regulated revenues in Mexico, a factor in the calculation of the fee. Concession fees for 1Q19 also reflect an increase in Puerto Rico and Colombia.

Depreciation and Amortization declined 0.7%, or Ps.3.2 million, principally due to a Ps.14.6 million, or 11.2% decline in Colombia, resulting mainly from the change in the amortization methodology, which as of January 1, 2019 is on a straight line and not based on progress of works. This was partially offset by the recognition starting March 2018 of the amortization of the concession resulting from the valuation of ASUR’s investment in Airplan under IFRS 3. By contrast, depreciation and amortization in Puerto Rico increased 5.5%, or Ps.8.3 million mainly from the recognition starting March 2018 of the amortization of the intangible asset in Puerto Rico resulting from the valuation of the investment in Aerostar under IFRS 3, while Mexico reported 1.8%, or Ps.3.0 million increase.

ASUR 1Q19 Page 4 of 24

Consolidated Operating Profit and EBITDA

In 1Q19, ASUR reported a Consolidated Operating Profit of Ps.2,216.8 million and Operating Margin of 54.1%. This was principally due to increases of 7.8%, or Ps.171.4 million, in aeronautical revenues, and 11.9%, or Ps.167.0 million in non-aeronautical revenues. Mexico reported an operating profit of 1,880.9 million, Puerto Rico of Ps.260.4 million, and Colombia Ps.75.5 million.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and is calculated as operating profit divided by total revenues less construction services revenues, was 56.2% in 1Q19 compared with 61.0% in 1Q19.

EBITDA increased 8.4%, or Ps.207.2 million, to Ps.2,662.9 million in 1Q19. EBITDA increased 6.6%, or Ps.127.6 million in Mexico, 34.7%, or Ps.108.2 million, in Puerto Rico, and declined 13.0%, or Ps.28.5 million in Colombia. 1Q19 EBITDA Margin was 64.9% compared to 62.7% in 1Q18.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia was 67.5% in 1Q19 compared to 68.1% in 1Q18.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	First Quarter		% Chg.
	2018	2019
Interest Income	70,246	111,159	58.2
Interest Expense	(311,508)	(284,404)	(8.7)
Foreign Exchange Gain (Loss), Net	44,917	(18,099)	n/a
Total	(196,345)	(191,344)	(2.5)

In 1Q19, ASUR reported a Ps.191.3 million Consolidated Comprehensive Financing Loss, compared to a Ps.196.3 million loss in 1Q18.

Interest expense declined by Ps.27.1 million during the period, or 8.7%, mainly reflecting a decline of Ps.13.3 million in interest payments in Mexico as the Company paid down loans in June and November 2018. Interest income increased by Ps.40.9 million, or 58.2%, reflecting mainly the recognition of interest income of Ps.33.0 million resulting from a favorable resolution of a legal claim against a contractor, along with a higher cash balance in the quarter.

In 1Q19, ASUR reported a foreign exchange loss of Ps.18.1 million, resulting from the 2.2% quarterly average appreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net asset position. This compares to a Ps.44.9 million foreign exchange gain in 1Q18 resulting from the 4.6% quarterly average Mexican peso appreciation during that period on a lower foreign currency net asset position.

Income Taxes

Income Taxes for 1Q19 declined by Ps.27.7 million year-over-year, principally due to the combination of following factors:

•	A Ps.74.4 million YoY decline in deferred income taxes, mainly reflecting the reduction in the tax rate used for the calculation of deferred income taxes ISR from 33% to 30% resulting from the fiscal reform enacted on December 23, 2018. This was partially offset by a decrease in the tax benefit in Mexico resulting from a change in the tax amortization rate on the concessioned assets starting in the second quarter of 2018, as well as the decline in the inflation rate to 0.4% in 1Q19 from 1.2% in 1Q18.

•	A Ps.47.1 million increase in income taxes, reflecting mainly a tax gain in Colombia in 1Q18 resulting from a change in tax legislation according to Decree 2235 published on December 27, 2017. This was partly offset by a lower taxable income base for Cancun Airport and Cancun Airport Services in Mexico.

ASUR 1Q19 Page 5 of 24

Majority Net Income

Majority Net Income for 1Q19 increased by 1.0% or Ps.13.8 million, to Ps.1,468.4 million from Ps.1,454.6 million in 1Q18. Earnings per common share for the quarter were Ps.4.8948 and earnings per ADS (EPADS) were US$2.5260 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.4.8488 and earnings per ADS of US$2.5022 for the same period last year.

Net Income

Net Income for 1Q19 increased by 3.5%, or Ps.52.1 million, to Ps.1,519.1 million from Ps.1,467.1 million in 1Q19.

Consolidated Financial Position

On March 31, 2019, airport concessions represented 85.6% of the Company’s total assets, with current assets representing 13.5% and other assets representing 0.9%.

As of March 31, 2019, ASUR had cash and cash equivalents of Ps.5,853.7 million, a 27.7% increase from Ps.4,584.5 million at December 31, 2018. Puerto Rico contributed with Ps.748.9 million in cash and cash equivalents in 1Q19 and Colombia with Ps.213.7 million.

As of March 31, 2019, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects in the balance sheet: i) the recognition of a net intangible asset of Ps.5,993.2 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.599.3 million, and iv) a minority interest of Ps.5,363.7 million within the stockholders 'equity.

Furthermore, the valuation of ASUR’s investment in Airplan resulted in the following effects in the balance sheet as of March 31, 2019: i) the recognition of a net intangible asset of Ps.1,362.4 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.223.1 million, and iv) Ps.619.4 million from the recognition of bank loans at fair value.

On May 25, 2018, ASUR acquired an additional 7.58% of the share ownership of Airplan bringing its ownership stake in the company to 100%. This transaction resulted in the recognition of shareholders’ equity in excess of the Ps.213.5 million (Ps.37.7 million by majority interest and Ps.175.8 by minority interest).

Stockholders’ equity at the close of 1Q19 was Ps.38,049.1 million and total liabilities were Ps.19,238.8 million, representing 66.4% and 33.6% of total assets, respectively. Deferred liabilities represented 15.8% of ASUR’s total liabilities.

Total Debt at quarter-end decreased to Ps.14,187.8 million, from Ps.14,500.4 million on December 31, 2018. During 1Q19 ASUR paid down a portion of its U.S. Dollar denominated debt of the Puerto Rico subsidiary totaling Ps.103.2 million. On March 31, 2019, 28.2% of ASUR’s total debt was denominated in Mexican pesos, 49.2% in U.S. Dollars (at Aerostar) and 22.6% in Colombian pesos.

Net Debt to LTM EBITDA stood at 0.9x at the close of 1Q19, while the Interest Coverage ratio was 7.4x as of March 31, 2019. This compares with Net Debt to LTM EBITDA and Interest Coverage Ratios of 1.0x and 8.7x as of December 31, 2018, respectively.

ASUR 1Q19 Page 6 of 24

Table 5: Consolidated Debt Indicators
	March 31, 2018	December 31, 2018	March 31, 2019
Leverage
Total Debt / LTM EBITDA (Times) [1]	2.0	1.5	1.5
Total Net Debt / LTM EBITDA (Times) [2]	1.4	1.0	0.9
Interest Coverage Ratio [3]	16.9	8.7	7.4
Total Debt	17,013,615	14,500,381	14,187,794
Short-term Debt	449,618	500,105	375,609
Long-term Debt	16,563,997	14,000,276	13,812,185
Cash & Cash Equivalents	5,725,346	4,584,507	5,853,666
Total Net Debt [4]	11,288,269	9,915,874	8,334,128

1 The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.

4 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Table 6: Consolidated Debt Profile (in millions)
	Airport	Payment of principal	Currency	Interest Rate	Amortization Schedule
					2019	2020	2021 /23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	Upon expiration	$PMx	Tiie + 1.25%	-	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	Tiie + 1.25%	-	20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	5.75%	-	5.3	17.1	162.9	185.3
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	6.75%	5.2	5.3	18.3	153.8	182.6
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	7,125.0	12,000.0	44,250.0	81,000.0	144,375.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	4,842.0	8,160.0	30,090.0	55,080.0	98,172.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	4,275.0	7,200.0	26,550.0	48,600.0	86,625.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	1,757.5	2,960.0	10,915.0	19,980.0	35,612.5
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	1,757.5	2,960.0	10,915.0	19,980.0	35,612.5
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	380.0	640.0	2,360.0	4,320.0	7,700.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	380.0	640.0	2,360.0	4,320.0	7,700.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	380.0	640.0	2,360.0	4,320.0	7,700.0

[1] DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

Capex

During 1Q19, ASUR made capital investments of Ps.270.3 million, of which Ps.149.0 million relate to the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This also includes investments of Ps.121.3 million made by Aerostar at LMM Airport in Puerto Rico. In 1Q18, ASUR made capital investments of Ps.599.2.

ASUR 1Q19 Page 7 of 24

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger (in thousands of Mexican pesos)
	First Quarter		% Chg.
	2018	2019
Total Passenger	8,561	8,758	2.3

Total Revenues	2,597,374	2,792,419	7.5
Aeronautical Services	1,497,847	1,597,552	6.7
Non-Aeronautical Services	1,087,763	1,180,677	8.5
Construction Revenues	11,764	14,190	20.6
Total Revenues Excluding Construction Revenues	2,585,610	2,778,229	7.4

Total Commercial Revenues	975,531	1,069,709	9.7
Commercial Revenues from Direct Operations	192,538	243,227	26.3
Commercial Revenues Excluding Direct Operations	782,993	826,482	5.6

Total Commercial Revenues per Passenger	114.0	122.1	7.1
Commercial Revenues from Direct Operations per Passenger	22.5	27.8	23.5
Commercial Revenues Excl. Direct Operations per Passenger	91.5	94.4	3.2

Mexico Revenues

Mexico Revenues for 1Q19 increased 7.5% YoY to Ps.2,792.4 million. Excluding construction, revenues rose 7.4% YoY, reflecting the following increases:

•	6.7% in revenues from aeronautical services, principally due to the 2.4% increase in passenger traffic; and

•	8.5% in revenues from non-aeronautical services, principally reflecting the 9.7% growth in commercial revenues.

Commercial Revenues rose 9.7% YoY, mainly due to the 2.3% increase in total passenger traffic (including transit and general aviation passengers) and reported increases across all categories as shown on Table 8.

Commercial Revenues per Passenger were up 7.1% in 1Q19 to Ps.122.1, from Ps.114.0 in 1Q18.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

As shown in Table 9, during the last 12 months, ASUR opened 3 new commercial spaces at Cancun Airport, and six commercial spaces at its other eight Mexican airports. More details of these openings can be found on page 20 of this report.

Table 8: Mexico Commercial Revenue Performance		Table 9: Mexico Summary Retail and Other Commercial Space Opened since March 31,2018.
Business Line	YoY Chg	Type of Commercial Space [1]	# Of Spaces Opened
	1Q19
Advertising Revenues	46.5%	Cancun	3
Ground Transportation	21.3%	Retail Operations	2
Parking Lot Fees	14.9%	Food and Beverage Operations	1
Food and Beverage Operations	12.3%	8 Other Airports	6
Other Revenue	12.1%	Retail Operations	4
Car Rental Revenues	10.5%	Car Rental Revenues	2
Retail Operations	8.1%	Mexico	9
Duty Free	7.0%
Teleservices	(7.0%)
Banking and Currency Exchange Services	(11.6%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Total Commercial Revenues	9.7%

ASUR 1Q19 Page 8 of 24

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	First Quarter		% Chg.
	2018	2019
Cost of Services	385,389	434,022	12.6
Administrative	58,265	60,323	3.5
Technical Assistance	101,245	108,082	6.8
Concession Fees	115,657	123,859	7.1
Depreciation and Amortization	168,078	171,058	1.8
Operating Costs and Expenses Excluding Construction Costs	828,634	897,344	8.3
Construction Costs	11,764	14,190	20.6
Total Operating Costs & Expenses	840,398	911,534	8.5

Total Mexico Operating Costs and Expenses for 1Q19 increased 8.5% YoY. This includes construction costs, which rose 20.6%, reflecting higher levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses increased 8.3% to Ps.897.3 million.

Cost of Services rose 12.6% YoY, mainly due to higher maintenance, energy, and security expenses.

Administrative expenses increased by 3.5% YoY, principally as a result of higher travel expenses, fees to third parties, and salaries.

The 6.8% increase in the Technical Assistance fee paid to ITA reflects EBITDA growth in Mexico, excluding extraordinary items in the quarter, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, rose 7.1%, mainly due to an increase in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 1.8% YoY, reflecting higher investments to-date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Consolidated Comprehensive Financing Gain (Loss)

	First Quarter		% Chg.
	2018	2019
Interest Income	83,157	89,852	8.1
Interest Expense	(118,648)	(105,359)	(11.2)
Foreign Exchange Gain (Loss), Net	44,410	(18,285)	n/a
Total	8,919	(33,792)	n/a

ASUR’s Mexico operations reported a Ps.33.8 million Comprehensive Financing Loss, compared to an Ps.8.9 million gain in 1Q18. Mexican operations reported a foreign exchange loss of Ps.18.3 million in the quarter, resulting from the 2.2% quarterly average Mexican peso depreciation against the U.S. dollar on ASUR’s foreign currency net asset position, compared with a Ps.44.4 million foreign exchange gain in 1Q18, resulting from the 4.6% quarterly average Mexican peso depreciation during that period.

In addition, interest expense declined 11.2% YoY to Ps.105.4 million as the Company paid down debt between June and November 2018. Furthermore, interest income increased 8.1% reflecting a higher cash balance.

ASUR 1Q19 Page 9 of 24

Mexico Operating Profit and EBITDA

Table 12: Mexico Operating Profit & EBITDA
	First Quarter		% Chg.
	2018	2019
Total Revenue	2,597,374	2,792,419	7.5
Total Revenues Excluding Construction Revenues	2,585,610	2,778,229	7.4
Operating Profit	1,756,976	1,880,885	7.1
Operating Margin	67.6%	67.4%	(29 bps)
Adjusted Operating Margin [1]	68.0%	67.7%	(25 bps)
Net Profit [2]	1,311,271	1,309,809	(0.1)
EBITDA	1,924,357	2,051,944	6.6
EBITDA Margin	74.1%	73.5%	(61 bps)
Adjusted EBITDA Margin [3]	74.4%	73.9%	(57 bps)

1 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is equal to operating profit divided by total revenues excluding construction services revenues.

2 Net Income for 1Q19 and 1Q18 include gains of Ps.99.9 million and Ps.18.1 million, respectively from the participation in the results of Aerostar in Puerto Rico. Airplan in Colombia contributed with gains of Ps.65.3 million and Ps.157.0 million in 1Q19 and 1Q18, respectively.

3 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

Mexico reported an Operating Profit of Ps.1,880.9 million in 1Q19, resulting in an Operating Margin of 67.4% compared with 67.6% in 1Q19 reflecting lower cost dilution.

Adjusted Operating Margin in 1Q19, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated as operating profit divided by total revenues excluding construction services revenues, was 67.7%, compared to 68.0% in 1Q18.

EBITDA increased 6.6% to Ps.2,051.9 million from Ps.1,924.4 million in 1Q18, reflecting an EBITDA Margin of 73.5% in 1Q19, compared with 74.1% in 1Q18.

During 1Q19, ASUR’s operations in Mexico recognized Ps.14.2 million in “Construction Revenues,” a year-on-year increase of 20.6%, due to higher capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of/or improvements to concessioned assets, declined by 57 bps to 73.9%.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations as of March 31, 2019 totaled Ps.1,695.1 million, with an average tariff per workload unit of Ps.191.6 (December 2016 pesos), accounting for approximately 60.1% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 1Q19, ASUR’s operations in Mexico made capital investments of Ps.149.0 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capex of Ps.96.3 million in 1Q18.

ASUR 1Q19 Page 10 of 24

Review of Puerto Rico Operations

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, consolidated results as presented in this report reflect line by line consolidation of Aerostar results starting in June 1, 2017, while prior to that, Aerostar’s results were accounted for by the equity method.

As of March 31, 2019, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects in the balance sheet: i) the recognition of a net intangible asset of Ps.5,993.2 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.599.3 million, and iv) a minority interest of Ps.5,363.7 million within stockholders 'equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger (in thousands of Mexican pesos)
	First Quarter		% Chg.
	2018	2019
Total Passengers	1,858	2,301	23.8

Total Revenues	642,548	852,259	32.6
Aeronautical Services	412,016	455,516	10.6
Non-Aeronautical Services	220,636	274,360	24.3
Construction Services	9,896	122,383	1,136.7
Total Revenues Excluding Construction Services	632,652	729,876	15.4

Total Commercial Revenues	218,328	271,573	24.4
Commercial Revenues from Direct Operations [1]	41,400	58,657	41.7
Commercial Revenues Excluding Direct Operations	176,928	212,916	20.3
Total Commercial Revenues per Passenger	117.5	118.0	0.4
Commercial Revenues from Direct Operations per Passenger [1]	22.3	25.5	14.5
Commercial Revenues Excl. Direct Operations per Passenger	95.2	92.6	(2.8)
Note: Figures in pesos at an average exchange rate of Ps.19.2128
[1] Represents ASUR’s operation of convenience stores in LMM Airport.

Puerto Rico Revenues

Total Puerto Rico Revenues for 1Q19 rose 32.6% YoY to Ps.852.3 million, mainly due to the following increases:

•	10.6% in revenues from aeronautical services; and
•	24.3% in revenues from non-aeronautical services, principally reflecting the 24.4% increase in commercial revenues.

Commercial Revenues per Passenger increased to Ps.118.0 from Ps.117.5 in 1Q18.

Nine commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 15. More details of these openings can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, and parking lot fees.

ASUR 1Q19 Page 11 of 24

Table 14: San Juan Airport Commercial Revenue Performance		Table 15: San Juan Airport Summary Retail and Other Commercial Space Opened since March 31, 2018
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	1Q19
Ground Transportation	360.1%	Retail Operations	1
Retail Operations	44.7%	Food and Beverage Operations	4
Other Revenue	29.9%	Car Rental Revenues	1
Food and Beverage Operations	23.6%	Other Revenue	3
Car Rental Revenues	17.8%	Total Commercial Spaces	9
Advertising Revenues	14.7%
Duty Free	3.9%
Parking Lot Fees	1.9%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Total Commercial Revenues	24.4%

Puerto Rico Operating Costs and Expenses

Table 16: San Juan Airport Operating Costs & Expenses
In thousands of Mexican pesos
	First Quarter		% Chg
	2018	2019
Cost of Services	314,075	316,177	0.7
Concession Fees	31,107	35,093	12.8
Depreciation and Amortization	151,319	159,640	5.5
Operating Costs and Expenses Excluding Construction Costs	496,501	510,910	2.9
Construction Costs	9,896	122,383	1,136.7
Total Operating Costs & Expenses	506,397	633,293	25.1
Note: Figures in pesos at the average exchange rate of Ps.19.2128.

Total Operating Costs and Expenses at LMM Airport in 1Q19, including construction costs, increased 25.1% YoY to Ps.633.3 million. However, excluding construction costs, operating costs and expenses declined 2.9% to Ps.510.9 million.

Cost of Services increased marginally 0.7% YoY.

Concession Fees paid to the Puerto Rican government increased YoY by Ps.4.0 million, to Ps.35.1 million from Ps.31.1 million in 1Q18. In line with the concession agreement, starting in 2018, the concession fee is 5% based on revenues and impacts results.

Depreciation and Amortization increased by 5.5%, or Ps.8.3 million, mainly reflecting the recognition starting March 2018 of the amortization of the intangible asset resulting from the valuation of the investment in Aerostar under IFRS 3.

During 1Q19, Aerostar reported Construction Costs in Puerto Rico of Ps.122.4 million, reflecting the capital investments in the concessioned assets during the period.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (in thousands of Mexican pesos)
	First Quarter		% Chg.
	2018	2019
Interest Income	9	3,860	42,788.9
Interest Expense	(127,800)	(128,090)	0.2
Total	(127,791)	(124,230)	(2.8)
Note: Figures in pesos at the average exchange rate of Ps.19.2128.

ASUR 1Q19 Page 12 of 24

During 1Q19, LMM Airport reported a Ps.124.2 million Comprehensive Financing Loss, compared with a Ps.127.8 million loss in 1Q18, mainly reflecting interest rate movements and the impact from the valuation to present value of future obligations under IFRIC 12 and NIC 37.

On February 22, 2013, and as part of the financing of the concession agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of LIBOR plus 2.10%, payable each July 1 and January 1, and with no fixed maturity date. As of March 31, 2019, the remaining balance was US$59.3 million.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350 million to finance a portion of the Concession Agreement payment to the Puerto Rican Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50 million. In December 2015, Aerostar also contracted a line of revolving credit, which, as of March 31, 2019, had not been utilized.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: San Juan Airport Profit & EBITDA
In thousands of Mexican pesos
	First Quarter		% Chg
	2018	2019
Total Revenue	642,548	852,259	32.6
Total Revenues Excluding Construction Revenues	632,652	729,876	15.4
Other Revenues	-	41,444	n/a
Operating Profit	136,151	260,410	91.3
Operating Margin	21.2%	30.6%	937 bps
Adjusted Operating Margin[1]	21.5%	35.7%	1416 bps
Net Income	1,994	126,756	6,256.9
EBITDA	311,875	420,050	34.7
EBITDA Margin	48.5%	49.3%	75 bps
Adjusted EBITDA Margin[2]	49.3%	57.6%	825 bps
Note: Figures in pesos at an average exchange rate of Ps.19.2128.

  [1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues excluding construction services revenues.

  [2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

Operating Profit at Puerto Rico in 1Q19 increased to Ps.260.4 million, with Operating Margin expanding to 30.6% from 21.2% in 1Q18. This was principally due to the 32.6% increase in revenues compared with a 25.1% increase in expenses. Operating profit also benefited from the Ps.41.4 million insurance claim recovery in connection with the loss resulting from Hurricane Maria in 2017.

EBITDA increased 34.7% to Ps.420.0 million from Ps.311.9 million in 1Q18, and EBITDA Margin expanded to 49.3% in 1Q19 from 48.5% in 1Q18. Adjusted EBITDA Margin, excluding IFRIC12, increased to 57.6% in 1Q19 from 49.3% in 1Q18.

Puerto Rico Capital Expenditures

During 1Q19, Aerostar invested Ps.121.3 million to modernize LMM Airport, compared with investments of Ps.199.3 million in 1Q18.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five

ASUR 1Q19 Page 13 of 24

years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

On October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia. Therefore, ASUR began to consolidate Airplan’s results on a line by line basis as of that date.

On May 25, 2018, ASUR acquired an additional 7.58% of the share ownership of Airplan, bringing its ownership stake in the company to 100%. This transaction resulted in the recognition of shareholders’ equity of Ps.213.5 million (Ps.37.7 million at the controlling entity and Ps.175.8 million minority interest).

The following discussion compares Airplan's independent results for the three-month periods ended March 31, 2019 and 2018.

The valuation of ASUR’s investment in Airplan in accordance with IFRS 3 "Business Combinations" resulted in the following effects on the balance sheet as of March 31, 2019: i) the recognition of a net intangible asset of Ps.1,362.4 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.223.1 million, and iv) Ps.619.4 million from the recognition of bank loans at fair value.

Table 19: Airplan, Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	First Quarter		% Chg
	2018	2019
Total Passenger	2,433	2,811	15.6

Total Revenues	676,651	456,672	(32.5)
Aeronautical Services	294,833	323,074	9.6
Non-Aeronautical Services	91,079	111,470	22.4
Construction Revenues [1]	290,739	22,128	(92.4)
Total Revenues Excluding Construction Revenues	385,912	434,544	12.6
Total Commercial Revenues	89,693	109,956	22.6
Total Commercial Revenues per Passenger	36.9	39.1	6.0

Note: Figures in pesos at an average exchange rate of Ps.163.2943.

Note: For purpose of this table, approximately 42.1 and 64.9 thousand transit and general aviation passengers are included in 1Q18 and 1Q19.

1 Construction revenues for Airplan 1Q18 include the actual construction revenues which is equal to the construction cost of Ps.75.9 million and an estimate to the downside of income derived from the valuation of the intangible to present value (construction income) of Ps.214.8 million, according to IFRIC 12. Construction revenues for Airplan 1Q19 are equal to the construction cost of Ps.22.1 million.

Colombia Revenues

Total Colombia Revenues for 1Q19 declined 32.5% YoY to Ps.456.7 million. Excluding construction services revenues, revenues rose 12.6% mainly reflecting the following increases:

•	9.6% in revenues from aeronautical services; and
•	22.4% in revenues from non-aeronautical services, mainly due to the 22.6% increase in commercial revenues.

Commercial Revenues per Passenger increased 6.0% year-on-year to Ps.39.1 from 36.9 in 1Q18.

As shown in Table 21, during the last twelve months, 39 new commercial spaces were opened in Colombia. More details of these openings can be found on page 20 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, and parking lot fees.

ASUR 1Q19 Page 14 of 24

Table 20: Airplan, Colombia Commercial Revenue Performance		Table 21: Colombia Summary Retail and Other Commercial Space Opened since March 31, 2018
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	1Q19
Car Rental Revenues	121.4%	Retail Operations	12
Food and Beverage Operations	54.4%	Car Rental Revenues	2
Retail Operations	36.6%	Banking and Currency Exchange Services	5
Parking Lot Fees	33.9%	Other Revenue	19
Banking and Currency Exchange Services	18.9%	Food and Beverage Operations	1
Other Revenue	18.7%	Total Commercial Spaces	39
Ground Transportation	10.0%
Teleservices	7.8%
Duty Free	0.0%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Advertising Revenues	(4.5%)
Total Commercial Revenues	22.6%

Table 22: Airplan, Colombia Costs & Expenses
In thousands of Mexican pesos
	First Quarter		% Chg
	2018	2019
Cost of Services	90,763	159,949	76.2
Technical Assistance	2,385	1,354	(43.2)
Concession Fees	73,323	82,325	12.3
Depreciation and Amortization	129,991	115,394	(11.2)
Operating Costs and Expenses Excluding Construction Costs	296,462	359,022	21.1
Construction Costs	75,914	22,128	(70.9)
Total Operating Costs & Expenses	372,376	381,150	2.4
Note: Figures in pesos at an average exchange rate of COL.163.2943 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia increased 2.4% YoY in 1Q19 to Ps.381.1 million. Excluding construction costs, operating costs and expenses rose 21.1% to Ps.359.0 million.

Cost of Services rose 76.2% YoY, or Ps.69.2 million, mainly reflecting a Ps.37.1 million expense in connection with the early termination of the agreement with the parking lot concessionaire in Rionegro Airport, a Ps.8.6 million provision for doubtful collectible accounts and a Ps.6.5 million increase in the maintenance provision for future replacement of assets in line with IFRIC 12.

Construction Costs declined 70.9% YoY to Ps.22.1 million, reflecting lower investments in complementary works to concessioned assets during the period.

Concession Fees, which include fees paid to the Colombian government, increased 12.3% YoY, mainly reflecting higher regulated and non-regulated revenues during the period.

Depreciation and Amortization declined by 11.2%, or Ps.14.6 million, principally reflecting a change in amortization methodology, which starting January 2019 is on a straight-line basis instead of the percentage of completion method which implied variations in the accumulated amortization rate of the concession. This was partially offset by the recognition in March 2018 of the amortization of the concession resulting from the valuation of ASUR’s investment in Airplan.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Airplan, Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	First Quarter		% Chg
	2018	2019
Interest Income	1,501	34,546	2,201.5
Interest Expense	(79,481)	(68,054)	(14.4)
Foreign Exchange Gain (Loss), Net	507	186	(63.3)
Total	(77,473)	(33,322)	(57.0)
Note: Figures in pesos at an average exchange rate of COL.163.2943 = Ps.1.00 Mexican pesos.

ASUR 1Q19 Page 15 of 24

During 1Q19, Airplan reported a Ps.33.3 million Comprehensive Financing Loss, compared with a Ps.77.5 million loss in 1Q18. This mainly reflects the recognition of interest income for Ps.33.0 million resulting from a favorable resolution of a legal claim against a contractor. In addition, interest expenses declined reflecting the debt payments in 3Q18 and 4Q18.

On June 1, 2015, Airplan entered into a Ps.3,468.7 million, 12-Year Syndicated Loan Facility with eight banks with a 3-year grace period.

Colombia Operating Profit and EBITDA

Tabla 24: Airplan, Colombia Profit & EBITDA
In thousands of Mexican pesos
	First Quarter		% Chg
	2018	2019
Total Revenue	676,651	456,672	(32.5)
Total Revenues Excluding Construction Revenues	385,912	434,544	12.6
Operating Profit	304,275	75,522	(75.2)
Operating Margin	45.0%	16.5%	(2843 bps)
Adjusted Operating Margin[1]	78.8%	17.4%	(6147 bps)
Net Profit	153,819	82,586	(46.3)
EBITDA	219,441	190,915	(13.0)
EBITDA Margin	32.4%	41.8%	938 bps
Adjusted EBITDA Margin[2]	56.9%	43.9%	(1293 bps)
Note: Figures in pesos at an average exchange rate of COL.163.2943 = Ps.1.00 Mexican pesos.
[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

During 1Q19, Airplan reported an Operating Gain of Ps.75.5 million compared with Ps.304.3 million in 1Q19. Operating Margin expanded to 16.5% in 1Q19 from 45.0% in 1Q18. Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was 17.4% in 1Q19 compared with 78.8% in the same quarter of 2018, reflecting the 32.5% decline in revenues along with higher costs.

EBITDA declined 13.0% to Ps.190.9 million from Ps.219.4 million in 1Q18. EBITDA Margin increased to 41.8% in 1Q19, from 32.4% in 1Q18. Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, declined to 43.9% in 1Q19, from 56.9% in the prior-year quarter.

Colombia Capital Expenditures

Airplan did not make any capital expenditures during 1Q19, while in 1Q18 a total of Ps.303.6 million were invested.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes the tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights. Airplan's regulated revenues for 1Q19 amounted to Ps.323.1 million.

ASUR 1Q19 Page 16 of 24

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA

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Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

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Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	1Q 2018	1Q 2018 Per Workload Unit	1Q 2019	1Q 2019 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico						
Cancun [1]						
Aeronautical Revenues	1,125,764	170.4	1,184,023	176.2	5.2	3.4
Non-Aeronautical Revenues	1,005,947	152.3	1,093,670	162.7	8.7	6.8
Construction Services Revenues	9,793	1.5	2,997	0.4	(69.4)	(73.3)
Total Revenues	**2,141,504**	**324.2**	**2,280,690**	**339.3**	**6.5**	**4.7**
Operating Profit	1,416,473	214.4	1,548,444	230.4	9.3	7.5
EBITDA	1,529,700	231.6	1,663,660	247.5	8.8	6.9
Merida						
Aeronautical Revenues	107,197	176.3	130,550	195.1	21.8	10.7
Non-Aeronautical Revenues	24,863	40.9	29,784	44.5	19.8	8.8
Construction Services Revenues	1,340	2.2	8,398	12.6	526.7	472.7
Other [2]	15	-	24	-	60.0	n/a
Total Revenues	**133,415**	**219.4**	**168,756**	**252.3**	**26.5**	**15.0**
Operating Profit	74,023	121.7	89,876	134.3	21.4	10.4
EBITDA	85,754	141.0	101,935	152.4	18.9	8.1
Villahermosa						
Aeronautical Revenues	45,976	154.8	50,187	171.3	9.2	10.7
Non-Aeronautical Revenues	14,952	50.3	14,430	49.2	(3.5)	(2.2)
Construction Services Revenues	4	-	425	1.5	10,525.0	n/a
Other [2]	19	0.1	22	0.1	15.8	-
Total Revenues	**60,951**	**205.2**	**65,064**	**222.1**	**6.7**	**8.2**
Operating Profit	27,710	93.3	28,550	97.4	3.0	4.4
EBITDA	35,218	118.6	36,187	123.5	2.8	4.1
Other Airports [3]						
Aeronautical Revenues	218,910	193.7	232,792	200.2	6.3	3.4
Non-Aeronautical Revenues	42,001	37.2	42,793	36.8	1.9	(1.1)
Construction Services Revenues	627	0.6	2,370	2.0	278.0	233.3
Other [2]	44	-	74	0.1	68.2	n/a
Total Revenues	**261,582**	**231.5**	**278,029**	**239.1**	**6.3**	**3.3**
Operating Profit	123,037	108.9	132,719	114.1	7.9	4.8
EBITDA	158,475	140.2	168,729	145.1	6.5	3.5
Holding & Service Companies [4]						
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	372,797	n/a	360,284	n/a	(3.4)	n/a
Total Revenues	**372,797**	**n/a**	**360,284**	**n/a**	**(3.4)**	**n/a**
Operating Profit	115,732	n/a	81,296	n/a	(29.8)	n/a
EBITDA	115,210	n/a	81,433	n/a	(29.3)	n/a
Consolidation Adjustment Mexico						
Consolidation Adjustment	(372,874)	n/a	(360,404)	n/a	(3.3)	n/a
Total Mexico						
Aeronautical Revenues	1,497,847	173.3	1,597,552	180.6	6.7	4.2
Non-Aeronautical Revenues	1,087,763	125.9	1,180,677	133.5	8.5	6.0
Construction Services Revenues	11,764	1.4	14,190	1.6	20.6	14.3
Total Revenues	**2,597,374**	**300.6**	**2,792,419**	**315.7**	**7.5**	**5.0**
Operating Profit	1,756,975	203.3	1,880,885	212.6	7.1	4.6
EBITDA	1,924,357	222.7	2,051,944	232.0	6.6	4.2
San Juan Puerto Rico. US [5]						
Aeronautical Revenues	412,016	n/a	455,516	n/a	10.6	n/a
Non-Aeronautical Revenues	220,636	n/a	274,360	n/a	24.3	n/a
Construction Services Revenues	9,896	n/a	122,383	n/a	1,136.7	n/a
Total Revenues	**642,548**	**n/a**	**852,259**	**n/a**	**32.6**	**n/a**
Operating Profit	136,151	n/a	260,410	n/a	91.3	n/a
EBITDA	311,874	n/a	420,050	n/a	34.7	n/a
Consolidation Adjustment San Juan						
Consolidation Adjustment	-	-	-	-	-	-

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 25, 2019